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THIS ANNOUNCEMENT IS NEITHER AN OFFER TO PURCHASE, NOR A SOLICITATION OF AN
OFFER TO SELL THE SECURITIES. THE OFFER IS MADE ONLY BY THE OFFER TO PURCHASE AND THE RELATED AGREEMENT OF SALE AND IS NOT BEING MADE (NOR WILL TENDERS BE ACCEPTED FROM) HOLDERS OF UNITS IN ANY JURISDICTION IN WHICH THE OFFER OR THE ACCEPTANCE THEREOF WILL NOT BE IN COMPLIANCE WITH THE SECURITIES LAWS OF SUCH JURISDICTION; IN THOSE JURISDICTIONS WHERE SECURITIES LAWS REQUIRE THE OFFER TO BE MADE BY A LICENSED BROKER OR DEALER, THE OFFER SHALL BE DEEMED TO BE MADE ON BEHALF OF THE PURCHASER ONLY BY ONE OR MORE REGISTERED BROKERS OR DEALERS LICENSED UNDER THE LAWS OF SUCH JURISDICTION.

                 NOTICE OF TERMINATION OF OFFER TO PURCHASE FOR CASH
              UP TO 25 UNITS OF LIMITED PARTNERSHIP INTERESTS ("UNITS")
           of Courtyard By Marriott Limited Partnership (the "Partnership")
            by Palm Investors, LLC, a Delaware Limited Liability Company
                                  (the "Purchaser")


The offer, dated April 13, 1999, to purchase for cash of up to 25 Units held by the unit holders of the Partnership for $75,000 per Unit (the "Offer to Purchase") has been terminated by the Purchaser. Purchaser, as a party to the lawsuits against the Partnership as disclosed in the Offer to Purchase, will participate in mediation hearings regarding the lawsuits during which confidential information regarding the Partnership will be discussed. The Court has issued a Protective Order prohibiting disclosure of the confidential information. Under the rules which govern tender offers, all material information must be disclosed. Purchaser would violate the Protective Order if it learns of material information and discloses such information. Purchaser would violate the tender offer rules if it did not disclose such information. Accordingly, Purchaser exercised its right contained in the conditions to the Offer to Purchase to terminate the offer.



                                     May 6, 1999